SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                          Leisureplanet Holdings, Ltd.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    G34874100
                                   ----------
                                 (CUSIP Number)


                                    12/31/99
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP NO. G34874100
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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Michael Levy
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]

         (b)      [ X ]

--------------------------------------------------------------------------------
3.       SEC Use Only

4.       Citizenship or Place of Organization                      U.S.A.

Number of             5.       Sole Voting Power                       799,922
                      ---------------------------------------------------------
Shares Bene-
ficially Owned        6.       Shared Voting Power                     N/A
                      ---------------------------------------------------------
By Each
Reporting             7.       Sole Dispositive Power                  633,470
                      ---------------------------------------------------------
Person With
                      8.       Shared Dispositive Power                N/A

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                               799,922
--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
         N/A

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
         34.92%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

CUSIP NO. G34874100
--------------------------------------------------------------------------------


Item 1.

         (a)      Name of Issuer    Leisureplanet Holdings, Ltd.

         (b)      Address of Issuer's Principal Executive Offices
                  Clarendon House, Church Street, Hamilton HM CX, Bermuda

Item 2.

         (a)      Name of Person Filing     Michael Levy

         (b) Address of Principal Business Office or, if none, Residence c/o Arpac, 9511 West River Street, Schiller Park, Illinois 60176

         (c)      Citizenship       U.S.A.

         (d)      Title of Class of Securities       Common Stock, par value
                  $.01 share

         (e)      CUSIP Number      G34874100

Item 4.      Ownership.

         As of December 31, 1999:

         (a)      Amount beneficially owned: 799,922  .
                                             ----------


               Includes 63,333 shares of Common Stock, par value $.01 per share (the "Common Stock") issuable upon exercise of options that are immediately exercisable at an exercise price of (i) $5.00 per share with respect to 5,000 options, (ii) $3.75 per share with respect to 5,000 options, and (iii) $6.00 per share with respect to 10,000 options, (iv) $2.19 with respect to 10,000 options, and (v) $4.06 with respect to 33,333 options. Also includes 570,137 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") held by Mr. Levy. Also includes 166,452 shares of Class B Common Stock issued to American Stock Transfer & Trust Company (the "Escrow Agent") pursuant to the terms of an escrow agreement, which shares correspond to a like number of shares of First South African Holdings (Pty.) Ltd. Class B stock. The Escrow Agent has granted to Mr. Levy a proxy to vote each of such shares of Class B Common Stock. Mr. Levy disclaims beneficial ownership of all shares held by the Escrow Agent for which he has been granted a voting proxy.

                  Does not include 66,667 shares of Common Stock issuable upon exercise of options not exercisable within 60 days. Each share of Class B Common Stock has five votes per share, each share of Common Stock has one vote per share.

         (b)      Percent of class:         34.92%
                                   ------------------

         (c) Number of shares as to which the person has:

CUSIP NO. G34874100
--------------------------------------------------------------------------------



          (i)  Sole power to vote or to direct the vote 799,922 .
                                                        ---------

          (ii) Shared power to vote or to direct the vote N/A .
                                                          -----

          (iii)Sole power to dispose or to direct the  disposition  of 633,470.
                                                                       --------

          (iv) Shared power to dispose or to direct the disposition of N/A .
                                                                       -----

CUSIP NO. G34874100
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2000


                                                     /s/ Michael Levy
                                                     -----------------------
                                                     Name: Michael Levy